SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of July 2007

Commission File Number: 001-10533	Commission File Number: 000-20122

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St James’s Square	120 Collins Street
London, SW1Y 4LD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS
SIGNATURES
ex-99.1
ex-99.2
ex-99.3
ex-99.4
ex-99.5

EXHIBITS

99.1	3 July 2007	Rio Tinto: US$1.8 billion expansion of Yarwun Alumina Refinery

99.2	12 July 2007	Rio Tinto: Cash offer for Alcan

99.3	18 July 2007	Rio Tinto: Second quarter 2007 Operations Review

99.4	18 July 2007	Coal & Allied Industries: Production report for quarter ended 30 June 2007

99.5	July 2007	Transactions in own shares

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By /s/ Name	Ben Mathews Ben Mathews	By /s/ Name	Ben Mathews Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	3 August 2007	Date	3 August 2007